Certificate of Qualified Person
John Eggert, P. Eng.

I, John Eggert, P.Eng., do hereby certify that:

1. I am currently employed as the President of Eggert Engineering Inc. whose office is at 158 David Street, Sudbury, Ontario, P3E 1T4.
2. The Technical Report to which this certificate applies is titled "*NI 43-101 Technical Report on the Mineral Resource Estimate for the Minago Nickel Project, Manitoba, Canada*" with an effective date of July 2, 2021.
3. I am a graduate of Queen's University at Kingston with a B.Sc. in Mining Engineering (1990). I have practiced my profession continuously since 1990. I have worked in operations, technical and managerial positions in Canada. I have been an independent engineer for twelve years. I have performed mill designs, metallurgical accounting, cost estimations, operations management, due diligence reviews and report writing for mining projects in Canada, the USA and Mexico. I have experience in mineral processing, metallurgical testing and mill design of nickel deposits similar to the Minago Nickel Project.
4. I am a Registered Professional Engineer in Ontario, licence number 90397597.
5. I have read the definition of a "Qualified Person" set out in National Instrument 43-101 ("NI 43-101"), and certify that by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.
6. I did not complete a personal inspection of the Minago Project.
7. I am responsible for Section 1.5, 1.8.2, 13, and 24.4 of the Technical Report. I have no prior involvement with the Minago Project that is the subject of this Technical Report.
8. I am independent of Silver Elephant Mining Corp. and Flying Nickel Mining Corp. as described in Section 1.5 of NI 43-101.
9. I have read NI 43-101 and this Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
10. As of the effective date of this Technical Report, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make this Technical Report not misleading.

Effective Date: July 2, 2021
Signing Date: August 20th, 2021

[original signed and sealed by "John Eggert"]

John Eggert, B.Sc., P.Eng.
President, Eggert Engineering Inc.